FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2003

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---          ---
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A

EXHIBIT
 INDEX
A. Attached hereto as Exhibit A is the Registrant's Supplement to the offering memorandum dated March 20, 2003, relating to the New Offer to Exchange (the "New Offer") Step-Up Notes due December 15, 2009 and/or Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language Supplement relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent New Offer") was filed with the Argentine Comision Nacional de Valores in Buenos Aires, Argentina on March 21, 2003 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent New Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Reference to such offering memorandum and the Non-U.S. Concurrent New Offer is being made solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.
B. Attached hereto as Exhibit B is the Press Release of Banco Rio de la Plata S.A. dated March 20, 2003 announcing (i) the release of the English language translation of the Registrant's unconsolidated and consolidated audited financial statements for the year ended December 31, 2002 which were filed in Spanish in Buenos Aires, Argentina with the Argentine Central Bank and with the Argentine Comision Nacional de Valores (ii) and the granting of withdrawal rights pursuant to the New Offer.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BANCO RIO DE LA PLATA S.A.


                                         By: /s/ Percy Bayley
                                             ------------------------
                                             Name:  Percy Bayley
                                             Title: Vice President


                                         By: /s/ Sergio Lew
                                             -------------------------
                                             Name:  Sergio Lew
                                             Title: International Funding Head

Date: March 26, 2003

                                    EXHIBIT A

Attached hereto as Exhibit A is the Registrant's Supplement to the offering memorandum dated March 20, 2003, relating to the New Offer to Exchange (the "New Offer") Step-Up Notes due December 15, 2009 and/or Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language Supplement relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent New Offer") was filed with the Argentine Comision Nacional de Valores in Buenos Aires, Argentina on March 21, 2003 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent New Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Reference to such offering memorandum and the Non-U.S. Concurrent New Offer is being made solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.

                                                              FOR PERSONS INSIDE
                                                               THE UNITED STATES


                           BANCO RIO DE LA PLATA S.A.

                    Supplemental Information Relating to the

                              New Offer to Exchange

       Step-Up Notes due December 15, 2009 (the "Series A Notes") and Cash

                                       or

         Floating Rate Mandatorily Exchangeable Notes due August 3, 2012
                        (the "Series B Notes") and Cash

                       for any and all of our outstanding

           8.75% Class IV Negotiable Obligations due December 15, 2003
                             (the "Existing Notes")

         We are issuing this Supplement dated the date hereof (the "Supplement") to our New Offer originally dated February 24, 2003 (the "New Offer") for the purposes of (i) providing our annual financial statements for the period ended December 31, 2002 and (ii) describing certain other recent developments in Argentina affecting us, including the Central Bank's elimination of certain restrictions relating to the payment by banks of rescheduled certificates of deposits and a recent Argentine Supreme Court ruling relating to the redollarization of certain bank deposits. Unless otherwise stated, capitalized terms used but not defined herein shall have the meaning ascribed to them in the Offering Memorandum dated February 24, 2003 (the "New Offering Memorandum").

         As a result of the information reflected in this Supplement, we have determined to grant withdrawal rights to holders of Existing Notes. Holders of Existing Notes may withdraw their tenders of Existing Notes pursuant to the New Offer at any time on or before 5:00 p.m., New York City time on March 28, 2003 (the "Withdrawal Rights Deadline"), unless extended by us, as described herein. The New Offer will expire at 5:00 p.m., New York City time on April 7, 2003, as previously described in the New Offering Memorandum. The Settlement Date of the New Offer will remain April 14, 2003 as described in the New Offering Memorandum.

         This Supplement should be read together with the New Offering Memorandum and all information contained herein is hereby expressly incorporated into the New Offering Memorandum and the original Letter of Transmittal dated February 24, 2003 (the "Letter of Transmittal") and shall be deemed to form a part of the Letter of Transmittal.

         Except as otherwise set forth herein, the terms and conditions of the New Offer shall be identical to those set forth in the New Offering Memorandum. Neither we, The Bank of New York, as trustee, co-register and principal paying agent, or Banque Internationale a Luxembourg S.A., as a paying agent and transfer agent under the indenture pursuant to which the Existing Notes were issued, makes any recommendation as to whether or not you should tender your Existing Notes pursuant to the New Offer.


The date of this Supplement is March 20, 2003

                                TABLE OF CONTENTS


Recent Financial Information..............................................  1
The New Offer............................................................. 13
Recent Developments in Argentina.......................................... 14
Index to Financial Statements............................................. 16

                          RECENT FINANCIAL INFORMATION

         On February 25, 2003 we released to the Comision Nacional de Valores our audited unconsolidated and limited consolidated financial statements for the twelve-month period ended December 31, 2002, which are attached to this Supplement (the "2002 Audited Unconsolidated Financial Statements").

         The 2002 Audited Unconsolidated Financial Statements included in this Supplement (and the financial discussion contained herein concerning 2002) are not comparable with the financial statements and financial information included in the New Offering Memorandum. The 2002 Audited Unconsolidated Financial Statements have been prepared in accordance with the rules and requirements of the Central Bank of Argentina, which differ from the historical financial statements that the Bank has prepared in accordance with the requirements applicable to it under U.S. securities laws and certain of its contractual obligations. The 2002 Audited Unconsolidated Financial Statements contain only limited information on the Bank's consolidated operations and do not contain a reconciliation of specified line items to U.S. generally accepted accounting requirements as in financial statements for prior years included in the New Offering Memorandum. As of December 31, 2002, the Bank's assets and liabilities (where subsidiaries are consolidated by the equity method) represented in excess of 99% of the consolidated assets and liabilities of the Bank (where subsidiaries are consolidated on a line-by-line basis).

         As the Bank is neither obligated under U.S. or any other securities laws or any contractual obligations at this time to have prepared full consolidated financial statements, the Bank is presenting the more limited unconsolidated financial information set forth in the 2002 Audited Unconsolidated Financial Statements for the benefit of holders of the Existing Notes. The Bank believes that the 2002 Audited Unconsolidated Financial Statements contain all of the information likely to be viewed as material to holders of the Existing Notes seeking to determine to accept the New Offer and, at this time, does not expect to further supplement the New Offer with additional financial statements should they become available. Moreover, in anticipation of the likely number of remaining holders of the Existing Notes after consummation of the New Offer, the Bank is pursuing action that is expected to lessen its reporting obligations under U.S. securities laws and contractual obligations.

         Set forth below is certain limited financial information for the periods indicated below:

             Audited Annual Unconsolidated Balance Sheet Information
                                (Argentine GAAP)

                                                                  As of December 31,
                                                           ---------------------------------
                                                                2001              2002
                                                           ----------------  ---------------
                                                           (in thousands of constant pesos)

Cash and Due from Banks................................          2,821,155        1,126,025
Government and Private Securities, Net of allowances...            993,525        3,251,490
Loans:.................................................         15,004,329        7,075,728
     Public Sector.....................................          4,534,377        3,849,003
     Financial Sector..................................            297,312          103,021
     Private Sector....................................         10,172,640        3,123,704
Allowances:............................................          (490,787)        (741,850)
Other Receivables from Financial Transactions..........          1,937,692        2,543,299
Bank Premises and Equipment............................            702,649          643,515
Other Assets...........................................            701,898        1,224,049
                                                                ----------       ----------
     Total Assets:.....................................         21,670,461       15,122,256

Deposits:..............................................         13,883,629        5,949,667
Other Liabilities from Financial Transactions..........          5,039,802        7,094,417
Other Liabilities......................................            433,664          852,373
                                                                ----------       ----------
     Total Liabilities:..................................       19,357,095       13,896,457
Stockholders' Equity...................................          2,313,366        1,225,799
                                                                ----------       ----------
     Total Liabilities and Stockholder's Equity:.........       21,670,461       15,122,256


                                       1

           Audited Annual Unconsolidated Income Statement Information

                                                                         Fiscal Year Ended December 31,
                                                                   -------------------------------------------
                                                                          2002                   2001
                                                                   ------------------    ---------------------
                                                                        (in thousands of constant Pesos)

Financial Income:
Interest on cash and due from banks.............................              42,151                   59,977
Interest on loans and financial leases..........................           2,454,560                2,140,636
Net gain (loss) on Government and private securities............             526,067                   53,088
Other...........................................................             321,096                   45,031
                                                                           ---------                ---------
     Total:.....................................................           3,343,874                2,298,732

Financial Expense:
Interest on current account.....................................           (238,941)                 (27,192)
Interest on saving deposits.....................................            (16,198)                 (52,264)
Interest on certificates of deposits............................         (1,423,698)                (927,336)
Other...........................................................           (870,525)                (335,223)
                                                                           ---------                ---------
     Total:.....................................................         (2,549,362)              (1,342,015)

Net interest income before adjustments..........................            794,512                  956,717
                                                                           ---------                ---------

Adjustments to Financial Income:
Monetary gain (loss) on financial transactions (1)..............         (1,166,617)
                                                                                                            -
Gain (losses) on foreign exchange...............................            251,760                  139,223
                                                                           --------                ---------
     Total:.....................................................           (914,857)                  139,223

Net financial income after adjustments:.........................           (120,345)                1,095,940

Other Financial Expenses:
Contribution to Guarantee of Deposits Fund......................            (29,615)                 (28,171)
Taxes on financial income.......................................            (18,659)                 (43,067)
     Total:.....................................................            (48,274)                 (71,238)

Net Financial Income Before Provision...........................           (168,619)                1,024,702

Provision for loan losses.......................................         (1,248,487)                (575,686)

Net Financial Income After Provision............................         (1,417,106)                 449,014
                                                                         ----------                 -------

Fee income, net.................................................             344,055                  711,264
Operating expenses (excluding amortization and depreciation)....           (610,991)                (997,326)
Amortization and depreciation...................................           (102,666)                (152,024)

Operating Income................................................         (1,786,708)                  10,930
                                                                         ----------                   ------

Other Income (Loss), Net (2)....................................           (156,647)                  (6,529)

Pre-Tax Total Income (Loss).....................................         (1,943,355)                   4,401
                                                                         -----------                   -----


                                       2

Income Tax......................................................            (11,719)                 (26,648)

Net Income (Loss) before Loss Absorption........................         (1,955,074)                 (22,247)
                                                                         -----------                 --------

Loss Absorption - Subject to shareholders' meeting (3)..........            845,260
                                                                            -------

Net Income (Loss)...............................................         (1,109,814)                 (22,247)
                                                                         ===========                 ========

-------------
(1) Reflects the costs of having a net monetary asset position in an inflationary environment.
(2) Includes monetary results related to operating expenses and other operations.
(3) Reflects the effect of the pesification and its impact on stockholders' equity in accordance with the Central Bank regulations.

Analysis of the Bank's Results of Operations for the Fiscal Years ended December 31, 2002 and December 31, 2001

         The following discussion of our results of operations for fiscal year 2002 and fiscal year 2001 should be read in conjunction with our financial statements included in this Supplement.

         Overview

         As described in the New Offering Memorandum, since late 2001, we have been operating in a markedly different environment and economy than at any time in the past few years. The various actions taken by the Argentine Government have led to significant changes in inflation, unemployment, government spending, interest rates, currency exchange rates and other macroeconomic indicators. This has led to a dramatic change in the financial system with great instability among banks. Since December 2001, there has been virtually no new lending, increasing levels of non-performing loan assets, a freeze on deposit withdrawals in the first half of 2002, and a practical moratorium on debt payments by more than 30% of our private sector borrowers as well as a general deterioration in our loan portfolio exacerbated by amendments in the bankruptcy laws that have shielded borrowers from foreclosure and other actions.

         Due to the uncertainty stemming from the Argentine crisis, the Central Bank in early 2002 issued a ruling that excused all Argentine financial institutions from the obligation to prepare and make publicly available quarterly financial statements. As a result we did not prepare any interim or other financial statements subsequent to December 31, 2001 until we were directed to do so by the Central Bank. On October 22, 2002, November 20, 2002, January 9, 2003 and February 24, 2003, consistent with the Central Bank's requirements, we issued unaudited interim consolidated financial statements for the periods ended March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002, respectively. Subsequently on February 25, 2003 we released to the CNV the 2002 Audited Unconsolidated Financial Statements contained herein.

         Our results for the year ended December 31, 2002 presented herein are in respect of a twelve-month period that, due to the economic crisis in Argentina that began in late 2001, are not comparable to the equivalent twelve-month period in 2001 and are not comparable to future periods. As a result, we believe any discussion or comparison of financial results or the trends that gave rise to such results would not be meaningful due to the dissimilarity of the operating environments for these two periods.

         In addition, holders of the Existing Notes should be aware that the financial information presented herein for the year ended December 31, 2002 may not be indicative of our current financial condition. Since December 31, 2002, while inflation, the depreciation of the Argentine Peso and other macroeconomic indicators have improved as compared to prior periods, and the banking system has regained some stability (evidenced, in part, by the increase in deposits subsequent to July 2002), the Argentine economy and our business continues to be marked by many of the same adverse trends that began in late 2001.

         The year ended December 31, 2002 reflected the continuing impact of various actions taken by the Argentine Government in connection with its attempt to stabilize the Argentine economy, including various issuances of government bonds as compensation for the pesification of our assets and liabilities and the adjustment to our financial statements for the effects of inflation throughout this period. For a description of these Government actions and the impact on our financial statements, see Note 1 to the December 2002 Audited Financial Statements.

         For the year ended December 31, 2002, we recorded a net loss of Ps.1,109.8 million, representing a 102.0% decrease in our net income compared to the year ended December 31, 2001. These results correspond to our prior expectations that we would likely record a significant loss for the year 2002. While our financial results reflect a significant loss for 2002 as a whole, due to recent macroeconomic improvements in Argentina and actions taken by us to improve our financial condition, we expect our results of operations to improve for the first quarter of 2003 although we believe we will be unlikely to generate positive income for the foreseeable future.

         There can be no assurances that our financial condition since December 31, 2002 has not been materially and adversely affected by continuing events in Argentina that have restricted our operations compared to prior periods and caused, among other things, a substantial increase in non-performing loans and assets and related provisions. These increases, which have negatively affected our profitability, have been offset to a limited degree by increases in our fee-based transactional services and continuing efforts to reduce costs. While we believe that the level of deterioration in our financial condition and results of operations is stabilizing in recent weeks, there can be no assurances that this will in fact be the case.

         Net Income

         As indicated, we recorded a net loss for the year ended December 31, 2002 of Ps.1,109.8 million, principally due to an increase in the level of non-performing loans and the adverse effect of inflation on our assets and liabilities. It compares to a Ps.22.2 million loss recorded for the year ended December 31, 2001. The components of our net income for 2002 are discussed in greater detail in the following sections. Return on average assets was a negative 6.11% for the year ended December 31, 2002 and the return on average equity for this period was a negative 52.40%.

         Financial income principally represents interest and adjustments to financial income from loans and our holdings of securities. For the year ended December 31, 2002, we recorded Ps.3,343.9 million of financial or interest income compared to Ps.2,298.7 million for the year ended December 31, 2001 (an increase of 45.5%), primarily as a result of a 14.66% increase in interest income resulting from loans and financial leases, mainly due to the interest and adjustments to the CER index on the guaranteed loans to the public sector. In addition, during the year ended December 31, 2002, we experienced a 718.2% increase in gains on our portfolio of government securities compared to 2001 when we recorded lower gains due to the sale of our government securities in order to reduce our exposure to the public sector. For the year ended December 31, 2002, we recorded Ps.368,5 million in other interest income, a 718.9% increase compared to Ps. 45,0 million for the year ended December 31, 2001, mainly due to the recording in 2002 of Ps.293.6 million in compensation from the Argentine Government that we expect to receive in respect of the losses generated by the measures imposed by the Government on our U.S. dollar-denominated loans (which resulted from the replacement of the CER index with the CVS index). Financial expense increased 89.96% for the year ended December 31, 2002 from the year ended December 31, 2001 from Ps. 1,342 million to Ps. 2,549.4 million, primarily as a result of increases in rates and the adjustment of interest payments for the CER index.

         The net interest income before adjustments for the year ended December 31, 2002 was Ps.794.5 million, representing a 16.9% decrease from Ps.956.7 million recorded during the same period in 2001 principally due to reductions in the financial margin and operating volumes resulting from the slowdown in economic activity and lending in Argentina during 2002. This decrease also reflected higher interest rates caused by the reduction in liquidity in Argentina, which increased our overall cost of funds, and a decrease in adjustments to the CER index on our net financial assets. Although we expect the economic activity and lending in Argentina to improve in the near future due to the improvements in the economic situation in Argentina, we cannot assure you that this improvement will occur.

         Adjustments to financial income are comprised of monetary results on financial transactions (the result of having a net monetary asset position in an inflationary environment), and gains on our foreign exchange transactions. For the year ended December 31, 2002, we recorded a Ps.914.9 million loss reflecting adjustments to financial income, significantly lower compared to the Ps.139.2 million positive income adjustment for the year ended December 31, 2001. This drop is the result of a Ps.1,166.6 million monetary loss on financial transactions in 2002 due to the introduction of the inflation adjustment in the accounting rules for the new significantly higher inflation environment that resulted from the crisis that began in late 2001. This loss was partially compensated by a 80.8% increase in gains on foreign exchange, mainly due to higher trading activities in the foreign exchange market, principally U.S. dollars.

         Net financial income after adjustments and before provisions (i.e., net margin) decreased from Ps.1,094.7 million for the year ended December 31, 2001 to a negative Ps.120.3 for the year ended December 31, 2002, principally reflecting the impact on our results of the above-referenced Ps.1,166.6 million loss reflecting the effects of inflation on our net financial assets in 2002, the continuing impact caused by the asymmetric pesification of our assets and liabilities described in the New Offering Memorandum and the reduction of spreads due to the higher cost of funding resulting from the highly illiquid environment that prevailed during most of 2002.

         Other Financial Expense

         Other financial expense decreased 37.2% from negative Ps. 71,240 million to Ps. 48,274 million, principally as a result of a 56.7% decrease in taxes on financial income reflecting the decreased level of net interest income in 2002.

         Provisions for Loan Losses

         Net financial income before provisions for loan losses decreased 116.5% in 2002 from 2001. For the year ended December 31, 2002, the provision for loan losses increased 116.9% from Ps. 575.7 million in 2001 to Ps. 1,248.5 million in 2002 largely reflecting continued deterioration in our overall loan portfolio both in size and credit quality. During the year ended December 31, 2002, there was a decrease of 52.8% in our loan portfolio, mainly in the individual and the small-companies loan portfolio. Loans to public sector were increased by 285.0% when considered on a non-inflation adjustment basis as a result of the pesification of public sector assets at an exchange rate of Ps.1.40 per U.S. dollar and the subsequent adjustment of those assets for the CER index. In addition, a small proportion of the large company sector loan portfolio was not subject to the pesification, and therefore continued to be denominated in U.S. dollars as of December 31, 2002.

         Set forth below is a breakdown of our loan portfolio:


                                         Fiscal Year ended December 31,     Variation (%)
                                         ------------------------------     -------------
                                             2002              2001
                                         -------------      ----------
                                        (in thousands of constant Pesos)
Loans by segment:
Public sector(1).................       3,849,003              4,534,377       (15.1)
Financial institutions...........        103,021               1,671,685       (93.8)
Large corporations...............       1,645,702              2,798,368       (41.2)
Middle market companies..........        209,440               1,898,905       (89.0)
Consumer(2)......................       1,268,562              4,100,994       (69.1)
                                        ---------              ---------
     Total.......................       7,075,728              15,004,329      (52.8)

-------------
(1) The largest component of our loan portfolio is our public sector loans. This sector is mainly composed of Ps.3,027.0 million in Argentine Government guaranteed loans and of Ps. 803.5 million in loans to the Fondo Fiduciario para el Desarrollo Provincial, a fiduciary trust that granted loans to provincial governments.
(2) Includes mortgage loans adjusted by CVS. See "Risk Factor - Risk Related to the Bank - The inability to adjust our loans to the CER or CVS index will materially affect us" in the New Offering Memorandum.

         The effects of the economic crisis in Argentina and the performance difficulties have negatively affected our loan portfolio which led in 2002 to an increase in non-performing loans, which can be expected to continue in 2003. Additionally, the high uncertainty in the economy of Argentina makes it difficult to establish objective criteria for refinancing and restrictions of our non-performing loans.

         The level of our non-performing loans has also been negatively affected by the changes in the bankruptcy laws. On February 14, 2002, a law amending certain provisions of Argentina's bankruptcy laws was enacted. This new law established that debtors have the right to refinance their debts with the financial system. It also established that all judicial proceedings regarding bankruptcy be suspended until February 1, 2003. On February 4, 2003, the Government issued Decree N(degree)204 establishing procedures for voluntary restructurings during a 90- day period ending on May 4, 2003.

         Our provision for loan losses for the year ended December 31, 2002 was Ps.1,248.5 million, a 116.9% increase over the amount of provisions taken in respect of year ended December 31, 2001. Our total non-performing financial assets at December 31, 2002 were 18.23% of our total financial loan portfolio and 9.44% of our total assets at such date. As a result of continued economic uncertainty in Argentina and its impact on our borrowers, we expect to continue to see an increase in non-performing loans, provisions for loan losses and write offs into 2003. We will seek to manage recoveries and restructurings of non-performing loans so as to maximize financial margin and cover necessary levels of provisions. There can, however, be no assurances that our financial margin will in fact be adequate to cover provisions in future periods.

         The following table sets forth information concerning the level of our non-performing loans:


                                                 Fiscal Year ended December 31,
                                                 -------------------------------
                                                     2002             2001
                                                 -----------      --------------
                                                (in thousands of constant Pesos)

Total Financial Assets (*)....................... 7,836,802       15,626,683
Non-performing at beginning of period............  377,451         514,980
Increase / (Decrease) in non-performing.......... 1,408,649        461,478

Write-offs....................................... (357,723)       (599,007)
Non-performing at end of period.................. 1,428,377        377,451

Allowances at beginning of period................  509,349         534,303
Provisions....................................... 1,248,487        574,053
Write-offs....................................... (357,723)       (599,007)
Monetary effect.................................. (513,824)           0
Allowance at end of period.......................  886,289         509,349

Non-performing / Total financial assets..........  18.23%           2.42%
Allowances / Total financial assets..............  11.31%           3.26%
Allowances / Non-performing financial assets.....  62.05%          134.94%
-------------
(*) Include Loans (before allowances), Other receivables from financial transactions -Unlisted corporate bonds (before allowances) , Other included in debtor rating standards and Accrued interest receivable included in debtor rating standards, Assets covered by financing leases (before allowances).

         Our ability to begin making new loans and successfully restructure our increasing non-performing loan portfolio will depend on the evolution of the Argentine economy. We would expect for the foreseeable future to seek to utilize our financial margin to provide us with funds necessary to take additional provisions with respect to our non-performing loan portfolio. We would also expect that new lending for the foreseeable future will consist solely of restructurings of existing non-performing loans or, to a lesser extent, loans adequately secured by highly liquid collateral.

         Operating Expenses

                                                                 As of December 31,                 Variation (%)
                                                          ----------------------------------      ------------------
                                                               2001                 2002
                                                          ---------------        -----------
                                                          (in thousands of constant Pesos)

Salaries and Payroll Taxes..........................             536,552            311,917            (41.8)
Outside consultant and services.....................             142,070            102,426            (27.9)
Rent................................................              48,871             37,641            (22.9)
Advertising and Publicity...........................              42,566             19,718            (53.6)
Taxes (other than income tax).......................              32,475             26,086            (19.6)
Security Services...................................              25,730             14,431            (43.9)
Stationery and Supplies.............................              11,584              7,834            (32.3)
General services and Communications.................              34,955             22,465            (35.7)
Depreciation of Bank Premises and Equipment.........              78,480             59,371            (24.3)
Amortization of Organization and development........              73,544             43,295            (41.1)
Other...............................................             122,523             68,473            (44.1)
                                                                ========            =======
   Total............................................           1,149,350            713,657            (37.9)


         Operating expenses (excluding amortization and depreciation) decreased 38.7% from Ps.997.3 million for the fiscal year ended December 31, 2001 to Ps.611.0 million for the fiscal year ended December 31, 2002. While this decline was caused in part by a reduction in our employee workforce (1,001 employees) principally in connection with the closing of 65 branches during this period, it resulted largely from the effects of inflation adjustment on our 2001 results. We have continued to implement a number of actions since the end of 2001 designed to reduce costs and expenses, including a 30% reduction in our workforce and a 26% reduction in our branch network. As of December 31, 2002, our expenses include Ps.61.4 million of indemnity charges relating to the reduction in personnel. See "Business -- Litigation" in the New Offering Memorandum.

         Fee Income, Net

                                                       Fiscal Year ended December 31,       Variation (%)
                                                       -----------------------------        -------------
                                                         2002              2001
                                                       --------           ------
                                                      (in thousands of constant Pesos)

Fees on customer deposits accounts.............      171,715             272,975               (37.10)
Credit card operations.........................       64,569             116,424               (44.54)
Collections....................................       45,415              95,118               (52.25)
Capital markets and securities activities......       31,760             138,264               (77.03)
Fees related to foreign trade..................       16,101              22,032               (26.92)
Credit related fees............................        9,834             101,116               (90.27)
Safety deposit box rentals.....................        6,459               4,708                37.20
Insurance......................................       59,998              79,914               (24.92)
Other..........................................        1,323              20,743               (93.62)
                                                      -----               ------               -------
     Total:....................................      407,174             851,294               (52.17)

Fee expenses:..................................      (63,119)           (140,027)              (54.92)
                                                     ========           =========              =======

Fee Income, Net................................      344,055             711,267               (51.63)

         During the fiscal year ended December 31, 2002, our fee income, net, was Ps.344.1 million, or 51.6% less than our fee income net for the fiscal year ended December 31, 2001. While there have been some reductions in fees during 2002 resulting from a decrease in individual client accounts, commissions related to credit card transactions and commissions related to financing activities, most of the decline is attributable to the effects of inflation on our 2002 results.

         Amortization and Depreciation

         Amortization and depreciation in 2002 decreased 32.5% from Ps. 152.0 million to Ps. 102.7 million principally due to limited organization and development expenses that have been completely amortized before December 31, 2002 and the inflation adjustment on our 2001 amortization and depreciation.

         Other Loss, Net

         Other loss, net, reflects losses resulting from income from investments in other companies principally those described under "Business -- Investments in Other Companies" in the New Offering Memorandum, loans recovered and other non-operating items. For the year ended December 31, 2002, we recorded other losses, net, of Ps.156.6 million, representing a 2,309.2% increase compared to a Ps.6.5 million net loss for the year ended December 31, 2001. This loss increase is due primarily to the impact (and resulting increased loss) resulting from inflation on non-monetary items during 2002.

         Income Tax

         We recorded a pre-tax total loss for the year ended December 31, 2002 of negative Ps. 1,955.1 million compared to a pre-tax loss in 2001 of Ps. 22,246 million, largely due to the adverse interest rate environment, reduced lending opportunities, increased provision and impact of inflation noted above. Income taxes decreased as a result of the foregoing 58.0% from Ps. 26,648 million to Ps. 11,179 million. Our continued tax liability notwithstanding the decrease in financial income is due to the positive effect of earnings of our consolidated subsidiaries (principally Santander Sociedad de Bolsa, Santander Gerente de FCI and Gire), which decreased 56.0% in 2002 from 2001, under Argentine law, are not permitted to be offset by our net operating loss from financial operations loss for this period.

Analysis of the Bank's Financial Position

         Our financial position has been materially and adversely affected by the political, social and economic developments that have transformed Argentina since December 2001. The asymmetric pesification of many of our assets and liabilities and the measures taken by the Government to compensate us for the losses created and by us to restore our liquidity have had a deep impact on our asset and liability management and on our ability to adjust interest rates. Our policies and interest rate risk assessment have not been fully adjusted to reflect the circumstances under which we are currently operating.

         Asset and Liability Management

         Our policy on asset and liability management has been to minimize the mismatching of maturities, to maximize our net financial income and the return on assets and equity, and to protect our liquid net worth, taking into account liquidity and foreign exchange risks. Due to the financial crisis in Argentina, this mismatch has increased dramatically. See "Risk Factors Related to the Bank -- Cash Flow Maturity Gaps" in the New Offering Memorandum.

         Our Assets and Liabilities Committee (Comite de Activos y Pasivos or
ALCO), which includes the principal managers of the corporate banking, commercial banking, and planning departments, in coordination with the financial department, is responsible for the design of our funding policy and for weekly funding decisions. Our Market Risk Committee (Comite de Riesgos de Mercado or
CRM), comprised of the principal managers of the financial, risk, planning and corporate banking departments, is responsible for the supervision of our positioning, measurement of related risks and compliance with fixed limits on interest rate risk and liquidity risk. These Committees used to meet at least weekly prior to the economic crisis in Argentina. After the economic crisis began in late 2001 (and in light of the drop in liquidity, deposits withdrawals and the focus of the loan collection), the ALCO has met on a daily basis to monitor our liquidity.

         Funding

         Traditionally, we have had three principal funding sources: customer deposits (consisting of current accounts, savings accounts and time deposits generated by the our branch network), credit lines from banks and multilateral agencies, and funds obtained through issuances of securities with a medium- or long-term in the international capital markets. Our ability to raise funds in the international bank and capital markets declined substantially at the end of 2001 and continued during 2002. In recent periods, the Central Bank has been providing short-term liquidity assistance to financial institutions, including us, in the form of loans or rediscounts as described in the New Offering Memorandum, including rediscounts to fund acquisitions of Compensatory Bonds issued to us in connection with the pesification of our assets. During 2002, we received rediscounts from the Central Bank in the amount of Ps.377 million (accounting for Ps.422 million with accrued interest as of December 31, 2002). In view of these developments, we have revised our strategy and, as a result, implementing in 2002 a refinancing strategy to extend the maturity and reduce the interest rate of our outstanding debt. "Business -- New Business Strategy -- Refinancing of Liabilities" in the New Offering Memorandum.

         Set forth below is a breakdown of our funding sources at December 31, 2001 and 2002:

                                       As of December 31,          Variation %
                                 -----------------------------   ---------------
                                       2001            2002
                                (in thousands of constant Pesos)
Deposits.....................       13,883,629     5,949,667          (57.1)
Credit Lines.................        1,316,836     3,390,263           61.1
Corporate Bonds..............        2,247,588     3,220,802           30.2
Subordinated debt............                -       551,171            --
Liquid Net Worth.............        1,369,872       460,450          (66.3)
                                 -------------   -----------
     Total Funding:..........       18,817,925    13,572,353          (27.8)


         Customer deposits historically have been the most important part of our funding sources, accounting for 73.8% of total liabilities as of December 31, 2001. Our deposit base, like those of all other banks in Argentina, has been significantly affected by the various economic plans and regulations implemented by the Argentine Government over the years, as well as by general economic conditions. Following the enactment of the Convertibility Law, our deposit base increased substantially, with the exception that, early in 1995, the deposit base shrank as a result of the Mexican peso crisis. The Asian crisis in

October 1997 and the Russian default in August 1998 had no material effect on our level of deposits. Based on Central Bank estimates, as of December 31, 2002, our market share, in terms of deposits, increased to 10.0% from 8.7% as of December 31, 2001. After the pesification and the devaluation in 2002, deposits decreased significantly and, at December 31, 2002, represented 43.8% of our total liabilities.

         Since early December 2001, Argentine authorities implemented a number of monetary and currency-exchange control measures that include restrictions on the free disposition of funds deposited with banks (i.e., the corralito) and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which are generally subject to prior approval by the Central Bank. On January 7, 2002, the Congress approved the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. dollar since enactment of the Convertibility Law in 1991.

         As of the date of this Supplement, the corralito has been suspended. For information on the lifting of the corralito see "Risk Related to Argentina -- The stability of the Argentine financial system is at risk -- Deposit Withdrawal Limitations" in the New Offering Memorandum.

         Following Argentina's default on its foreign debt in late December 2001, all traditional sources of financing, especially the external sources customarily relied upon for any significant restoration and comprehensive debt restructuring, have been reduced, and throughout 2002 remained at very low levels. For more information, see "Recent Events in Argentina and the Impact on the Bank" in the New Offering Memorandum.

         The following chart shows the breakdown of deposits by currency at December 31, 2001 and 2002:


                                                     As of December 31,
                                            -----------------------------------
                                                   2001                2002
                                            -------------------  --------------
                                              (in thousands of constant Pesos)

Peso-denominated:
Checking and Other Demand Deposits........     1,198,315          1,434,238
Saving deposits...........................     1,042,660            563,020
Time deposits.............................       539,832          1,761,755
Other.....................................        81,245             50,219
Rescheduled...............................             -          2,016,573
                                            -------------  -----------------
     Total Peso-denominated:...............    2,862,052          5,825,805
                                            =============  =================

Dollar-denominated:
Checking and Other Demand Deposits........     1,425,754             69,838
Saving deposits...........................     3,412,678                774
Time deposits.............................     5,761,517             52,827
Other.....................................       421,628                423
                                            -------------  -----------------
     Total Dollar-denominated:.............   11,021,577            123,862
                                            =============  =================

     Total deposits:.......................   13,883,629          5,949,667
                                              -----------         ---------

         Following the imposition of the corralito in December 2001 and the pesification of dollar-denominated deposits in February 2002, we experienced an overall reduction of our level of deposits through June 2002. Deposits began to increase after August 2002 as general perceptions on the economy stabilized although almost all were Peso-denominated. Total dollar-denominated deposits decreased from Ps.11,012.6 million at December 31, 2001, to Ps.123.9 million at December 31, 2002 as compared to Peso-denominated deposits which increased from Ps.2,862.1 million at December 31, 2001 to Ps.5,828.8 million at December 31, 2002.

         We also fund our operations with credit lines from banks and international agencies. At December 31, 2002, these credit lines amounted to Ps.1,969.3 million, an increase of 62.2% from the Ps.1,214.0 million in credit lines at December 31, 2001, which increase was largely due to the impact of the devaluation of the peso since most credit lines are denominated in U.S. dollars. As a consequence of the crisis, our interbank credit lines are very limited. While these credit lines have traditionally been used in connection with import and export financing activities, these activities have declined significantly. We are currently engaged in discussions with our creditor banks seeking to restructure approximately U.S.$550 million of liabilities that are due in 2003. At this time the terms of such restructuring are being developed and there can be no assurances that the restructuring in fact will be implemented.

         We have also been able to receive funding in the international financial markets through the issuance of euro-denominated certificates of deposit, corporate debt securities (obligaciones negociables) and medium-term notes. In December 1993, we issued US$250.0 million of the Existing Notes which were the subject of our prior exchange offer that closed in January 2003 and which are the subject of the New Offer referred to in this Supplement. Further, as of December 31, 2002, we had issued an outstanding US$960.25 million under a number of global programs. Although limited, these sources of funding have enabled us to obtain longer-term financing in dollars than that which is available in pesos. Since a significant part of those liabilities are maturing in 2003 as indicated above, we are currently engaged in discussions with our creditor banks seeking to refinance our liabilities in order to refurnish our maturity and interest rate gaps. See "Business -- Strategy -- Refinancing of Liabilities" and "Risk Factors -- Cash flow and interest rate maturity gaps" in the New Offering Memorandum.

         Liquidity

         The purpose of liquidity management is to ensure that we have available funds to meet our present and future financial obligations and to capitalize on business opportunities as they arise. We require liquid funds in order to honor withdrawals of deposits, to make repayments at maturity of other liabilities, to extend loans or other forms of credit to customers and to meet our own working capital needs.

         The economic recession and the current crisis of the Argentine financial system have materially and adversely affected our liquidity. We have had to focus on means of addressing reduced liquidity resulting from Government actions in 2002, including the imposition of the corralito, the pesification of assets and liabilities and the imposition of exchange controls. To maintain appropriate conditions of liquidity we have taken diverse measures. For example, our liquidity was severely affected, specifically during May and June 2002 and we obtained needed liquidity in the form of rediscounts from the Central Bank in the amount of Ps.377 million (accounting for Ps.422million with accrued interest as of December 31, 2002). We have also successfully renegotiated all our external liabilities that have matured in the course of the year 2002 and, we are currently negotiating with our creditor banks in order to restructure the terms of our outstanding liabilities with these creditors, as noted above. We are also aggressively seeking to collect our loans and we have virtually suspended all new originations of loans in an effort to reduce our liquidity needs until the economic situation in Argentina improves.

         Repricing

         For any given period, the pricing structure is matched when an equal amount of assets and liabilities mature. Any excess of assets or liabilities results in a gap. A negative gap denotes liability sensitivity and normally means that an increase in interest rates would have a negative effect on net interest income, while a decline in interest rates would have a positive effect. Conversely, a positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income, while a decline in interest rates would have a negative effect. These relationships are as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions. See "-- Analysis of the Bank's Financial Position -- Asset and Liability Management" in the New Offering Memorandum.

         The mandatory asymmetric pesification and related measures imposed by the Government in 2002 had a material impact on our ability to keep our pricing structure matched. Financial institutions now operate in a regulated environment and have restrictions with respect to their ability to reprice their assets and liabilities freely. Our pesified liabilities as of February 3, 2002 had an interest rate capped at CER plus 2% and pesified loans have a maximum interest rate of CER plus 7%. As a result of the Government actions, since early 2002 we have experienced significant distortions in our pricing structure and we believe we will have no ability until the economic situation in Argentina improves.

         The mandatory asymmetric pesification and the related compensations have also resulted in an extension in the average maturity of assets, which have been only partially compensated by the rescheduling of deposits. This has led to a significant increase of the negative gap, and therefore in the Bank's sensitivity to an increase in interest rates, which has resulted in a negative effect on net interest income.

         As a result of the Government's actions, since early 2002, we have experienced significant distortions in our pricing structure and we believe that we will have no ability to correct these distortions until the economic situation in Argentina improves.

         Capital Resources

         Developments that have adversely affected the Argentine economy since early 2002 have also had a material adverse effect on our operations and the historical financial information included herein may not fully reflect the impact of such developments. Due to the continued deterioration of the Argentine economy and the impact of such deterioration on our customers and, as a result, of our prospects and financial condition, investors should assume that our current financial condition as of the date hereof may be less secure than that reflected in the financial information included herein.

         Our "Stockholders' Equity" is comprised of "Capital Stock," "Non Capitalized Contributions," "Adjustments to Stockholders' Equity" resulting from accounting for inflation in accordance with Argentine Banking GAAP, "Earnings Reserved" ("Legal and Other Reserves") and "Unappropriated Earnings" (retained earnings less the earnings reserved). Our Stockholders' Equity decreased 47.0% from Ps. 2.3 billion at December 31, 2001 to Ps. 1.2 billion at December 31, 2002, largely as a result of the net loss incurred in 2002. Our ratio of tangible stockholders' equity to total assets decreased from 10.32% at December 31, 2001, to 7.83% at December 31, 2002, as a result of these losses.

         While we have not produced financial statements for 2002 in accordance with U.S. generally accepted accounting principles (U.S. GAAP) or provided any reconciliation to U.S. GAAP for the reasons set forth above, we believe that if we had prepared such a reconciliation for 2002, the impact would have been a significant reduction to our stockholders' equity. As of December 31, 2001, our stockholders' equity was negative Ps.76.6 million according to U.S. GAAP, reflecting the impact of the economic crisis in Argentina. We believe that for Argentine GAAP purposes we currently have adequate resources to engage in our current businesses and expect to closely monitor our operations to determine if any actions are needed to address any capital needs.

         SCH Capitalization

         On March 18, 2003, Banco Santander Central Hispano S.A., or SCH, informed us that in the meeting held on February 17, 2003, the Executive Commission of SCH decided to capitalize US$161.3 million, plus accrued interest until March, 12, 2003, corresponding to the outstanding loans that existed prior to the Argentine economic crisis that SCH had subordinated to all of our other liabilities on July 17, 2002.

                                  THE NEW OFFER

Withdrawal Rights

         Holders of Existing Notes may withdraw their tenders of Existing Notes pursuant to the New Offer at any time on or before the Withdrawal Rights Deadline in accordance with the procedures described below.

         We may extend, at our discretion, the Withdrawal Rights Deadline. If the Withdrawal Rights Deadline is extended, it will be extended for a specific period of time. Tenders of Existing Notes may not be withdrawn subsequent to that time.

         If, for any reason whatsoever, acceptance for payment of, or payment for, any Existing Notes tendered pursuant to the New Offer is delayed (whether before or after our acceptance for payment of Existing Notes) or we are unable to accept for payment or pay for the Existing Notes tendered pursuant to the New Offer, we may (without prejudice to its rights set forth herein) instruct the Exchange Agent to retain tendered Existing Notes, and such Existing Notes may not be withdrawn.

         For a withdrawal of a tender to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to the Withdrawal Rights Deadline at the address set forth on the back cover of this Supplement. Any notice of withdrawal must:

               o specify the name and the account number of the direct participant in DTC, Euroclear or Clearstream, Luxembourg of the DTC participant that tendered the Existing Notes to be withdrawn;

               o identify the Existing Notes to be withdrawn, including the principal amount of Existing Notes; and

               o contain a statement that the Holder of Existing Notes is withdrawing its election to have the Existing Notes exchanged.

         We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the New Offer. Any Existing Notes that have been tendered for exchange but are withdrawn will be credited to an account maintained on behalf of the tendering holder with DTC, Euroclear or Clearstream, Luxembourg for the Existing Notes as soon as practicable after withdrawal. Properly withdrawn Existing Notes may be re-tendered at any time prior to the Expiration Date by following the procedures described under "The New Offer -- How to Tender" in the New Offering Memorandum.

                        RECENT DEVELOPMENTS IN ARGENTINA


Payment of Rescheduled Certificates of Deposit (CEDROS)

         On December 1, 2001, the Argentine Government issued a restriction on the amount of cash account and term deposits that holders of deposits could withdraw from banks. The Argentine Government implemented a compulsory rescheduling program to allow withdrawals of deposits according to specified payment schedules. These rescheduled certificates of deposit ("certificados de depositos reprogramados") are known as CEDROS.

         On January 30, 2003, the Argentine Government, acting through the Central Bank (the "Central Bank"), lifted certain restrictions on the withdrawal of CEDROS, known as the corralon, and determined to allow banks to pay their clients CEDROS if such banks comply with certain requirements, which include the authorization of the Superintendencia de Entidades Financieras y Cambiarias. In the event the Central Bank effects payment of certain amounts due by it to us that are still pending for payment, the amount of this payment would be the same amount of the CEDROS paid. As a result, from February 25, 2003 through March 7, 2003, we offered to our clients the payment of the balances of the corralon related to reprogrammed deposits that were originally constituted in Argentine pesos (series A and B). After the expiration of the Prior Offer, Ps.3.3 million of CEDROS had been deprogrammed.

Redollarization of Certain Deposits

         On March 5, 2003, the Argentine Supreme Court rendered a final judgment on a petition from the Province of San Luis that requested that the state-owned bank, Banco de la Nacion Argentina, restore US$247 million in time deposits belonging to the Province of San Luis that in 2002 had been unilaterally converted from U.S. dollars to Argentine pesos. This decision (i) rendered unconstitutional the pesification of time deposits, (ii) ordered Banco de la Nacion Argentina to restore such amount in US Dollars or in Argentine Pesos at a free exchange rate and (iii) fixed a term of 60 days for the parties to agree as to the form and timing of the recharacterization of the time deposits and, in case the parties failed to so agree during such a period, the Supreme Court stated that it was empowered to determine the form and term of the return.

         Although the Supreme Court ruling had effect only with respect to the case in which the decision was rendered, in Argentina a Supreme Court decision is generally followed by lower courts. This decision has created uncertainties as to the result of the large number of pending cases in which measures adopted by the Government regarding the rescheduling, the corralon and the pesification are being challenged on a variety of grounds, including on constitutional grounds. It is likely that lower courts will follow the Supreme Court precedent in this case and will order banks in pending actions to return deposits in US Dollars or in Argentine Pesos at a free exchange rate. To the extent the impact of these potential court decisions is not covered by adequate compensation by the Government in the form of compensatory bonds or otherwise, this development could have an adverse impact on our financial condition depending on whether we have adequate resources at the time to do so. No assurances can be given as to the consequences that this development could have on us and on the banking system.

         Since the Supreme Court ruling is applicable only to the pesification of time deposits, it is also uncertain at this time how the Argentine courts will apply the ruling to other matters affected by the pesification, such as bank loans, Government bonds and obligations, and private contractual relationships. In addition, the Supreme Court's ruling was based on the conclusion that the Executive Power exceeded its authority in relation to
Article 2 of Decree N(0) 214/02 because the Economic Emergency Law did not authorize the pesification of dollar denominated bank deposits. This reasoning does not automatically result in the unconstitutionality of the pesification of dollar denominated agreements in general because Article 11 of the Economic Emergency Law imposed the pesification of contracts and authorized the Executive Power to issue regulations in relation thereto based on the doctrine of "unforseeability and shared cost." As a result, future rulings by the Argentine courts, including the Supreme Court, will be necessary to settle the legal issues arising from the pesification of dollar-denominated contracts and obligations.

Recent changes in Argentine exchange control regulations

         On March 13, 2003 the Central Bank relaxed the foreign exchange controls through Communication "A" 3894 and Communication "A" 3895 as set forth below.

         Pursuant to Communication "A" 3894, the Central Bank amended Communication "A" 3845 thereby allowing Argentine individuals and companies to purchase up to US$200,000 per month of, among other things, (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina; and (v) purchase of foreign exchange bills and traveler checks.

         In addition, pursuant to Communication "A" 3895, the Central Bank amended Communication "A" 3843, as amended, thereby allowing companies to make payments of principal under past due financial debt without the Central Bank's prior authorization if any of the following conditions are satisfied:

         (a) The principal amount to be repaid must not exceed US$1,000,000 per month and the debtor must provide an affidavit to the effect that the repayment complies with such limit; or

         (b) The principal amount to be repaid relates to financial debts which as of December 31, 2001, did not exceed US$3,000,000 (to that effect, all past due installments of principal, as well as all outstanding installments of principal as of such date will be taken into account).

Extension of the Government Exchange II

         Pursuant to Resolution No. 146/2003, the Argentine Government approved a 90-day extension of the term for the exchange of rescheduled foreign exchange bank deposits for dollar-denominated bonds to be issued by the Argentine Government or Peso-denominated bills of exchange to be issued by each financial entity, together with a conversion option in the original currency to be issued by the Argentine Government. As a result of such extension, the expiration date will be June 10, 2003.

                          INDEX TO FINANCIAL STATEMENTS

Auditor's Report ......................................................       1

Balance Sheets as of December 31, 2002 and 2001........................       1

Statement of Income for the Fiscal Years ended
December 31, 2002 and 2001 ............................................       4

Statement of Changes in Stockholders' Equity for the fiscal
years ended December 31, 2002 and 2001.................................       5

Statement of Cash Flows for the Fiscal Years ended
December 31, 2002 and 2001.............................................       6

Notes to Financial Statements as of
December 31, 2002 and 2001.............................................       7

Consolidated Financial Statements (Section 33 - Law 19,550)
as of December 31, 2002 and 2001.......................................      80

Consolidated Statement of Income as of
December 31, 2002 and 2001.............................................      83

Consolidated Statement of Cash Flows as of
December 31, 2002 and 2001.............................................      84

Notes to the Consolidated Financial Statements
with subsidiaries as of December 31, 2002 and 2001.....................      85

Statutory Audit Committee's Report.....................................      89

                          REGISTERED OFFICE OF THE BANK
                           Banco Rio de la Plata, S.A.
                         (1036) Buenos Aires, Argentina
                          Telephone: (54-11) 4341-1337
                             Fax: (54-11) 4341-1017

       TRUSTEE, CO-REGISTRAR AND              PAYING AGENT AND TRANSFER AGENT
         PRINCIPAL PAYING AGENT               Bank Internationale a Luxembourg
           The Bank of New York                     2 Boulevard Royal
     Corporate Trust Administration                   P.O. Box 2205
       15 Broad Street, 26th Floor                 L-2953 - Luxembourg
         New York, New York 10286                Grand Ducy of Luxembourg
                                                  Telephone: +352-4590-1
                                                  Fax: +352-4590-4227

                                   ACCOUNTANTS
                              Deloitte & Co. S.R.L.
                               Florida 234 Piso 5
                           C1005AAF - Capital Federal
                             Buenos Aires, Argentina
                          Telephone: (54-11) 4320-2700
                             Fax: (54-11) 4325-8081

 EXCHANGE AGENT                              INFORMATION AGENT
  Citibank, N.A.                       Mellon Investor Services LLC
 5 Carmelite Street        44 Wall Street, 7th Floor         Ambassador House
London EC4YOPA             New York, New York 10005        White Kennett Street
Telephone:                Banks/Brokers: (917) 320-6286   London E1 7BS, England
   +44-207-508-3867        Toll-free: (866) 293-6624           Inside the UK:
Fax: +44-207-508-3885                                         (020) 7864 9110
                                                               Outside the UK:
                                                             (+44-20) 7864 9110

                           LEGAL ADVISORS TO THE BANK
                             In respect of U.S. Law
                               Shearman & Sterling
                               599 Lexington Ave.
                            New York, New York 10022

                            LEGAL ADVISOR TO THE BANK
                           In respect of Argentine Law
                         Perez Alati, Grondona, Benites,
                          Arntsen & Martinez de Hoz(h)
                            Suipacha 1111, 18th Floor
                              C1008AAW Buenos Aires
                                    Argentina

                                    EXHIBIT B
                                    ---------

Attached hereto as Exhibit B is the Press Release of Banco Rio de la Plata S.A. dated March 20, 2003 announcing (i) the release of the English language translation of the Registrant's unconsolidated and consolidated audited financial statements for the year ended December 31, 2002 which were filed in Spanish in Buenos Aires, Argentina with the Argentine Central Bank and with the Argentine Comision Nacional de Valores (ii) and the granting of withdrawal rights pursuant to the New Offer.

                                 PRESS RELEASE
                             (For Immediate Release)
                                 ---------------

         Buenos Aires (March 20, 2003). Banco Rio de la Plata S.A. announced today that, in connection with the offer to exchange (the "New Offer") any and all of its outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate outstanding amount of US$89,875,000 (the "Existing Notes"), it has released the English translation of its unconsolidated and consolidated audited financial statements for the year ended December 31, 2002 which were filed in Spanish in Buenos Aires, Argentina with the Argentine Central Bank and with the Comision Nacional de Valores (the "2002 Financial Statements"). A supplement (the "Supplement") to the New Offering Memorandum dated March 20, 2003 is being distributed to holders of Existing Notes furnishing the 2002 Financial Statements and a management's discussion related thereto.

         Banco Rio has determined, in order to afford holders of Existing Notes who may have already made tenders in the New Offer an ability to consider the 2002 Financial Statements and other information in the Supplement, to grant withdrawal rights to holders that have tendered their Existing Notes in the New Offer. As set forth in the Supplement, holders of Existing Notes may withdraw their tenders of Existing Notes pursuant to the New Offer at any time on or before 5:00 p.m., New York City time on March 28, 2003, unless extended by Banco Rio. The New Offer will expire at 5:00 p.m., New York City time on April 7, 2003, as previously described in the New Offering Memorandum. The Settlement Date of the New Offer will remain April 14, 2003 as described in the New Offering Memorandum.

         Information regarding the pricing, tender and delivery procedures, terms and conditions of the New Offer is contained in our offering documents. The New Offer is being made solely pursuant to our offering documents and holders of the Existing Notes are requested to contact Mellon Investors as soon as possible to allow for participation in the New Offer. The New Offer is being made outside of the United States under Regulation S under the U.S. Securities Act of 1933 and inside the United States pursuant to a separate exemption under such law.

         In order to participate in the New Offer, holders of the Existing Notes need to provide to Mellon Investors Services LLC, which is acting as Information Agent on our behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder. Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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